

07002118

[ST]ATES
[SECURITIES AND EXCH]ANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27591

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Astor Securities Inc



RECEIVED
FEB 2 C 2007
156

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

229 EAST 79th STREET
(No. and Street)

NEW YORK (City) NEW YORK (State) 10021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SIDNEY WEXLER c/o ROGOVIN + GOLUB
(Name – *if individual, state last, first, middle name*)

10 EAST 40th ST. (Address) NEW YORK (City) NY (State) 10016 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ALBERT E. BARRETTE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASTOR SECURITIES, INC, as of 12/31/06, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRES.

Title

BARBARA M. BURKE
Notary Public, State of New York
No. 41-4714657
Qualified in Queens County
Commission Expires November 30 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

****

ASTOR SECURITIES, INC.

FINANCIAL STATEMENT

DECEMBER 31, 2006

****

SIDNEY D. WEXLER
CERTIFIED PUBLIC ACCOUNTANT

CONTENTS

AUDITED FINANCIAL STATEMENTS

pgm\astor.fin

SIDNEY D. WEXLER
CERTIFIED PUBLIC ACCOUNTANT

10 East 40th Street, New York, NY 10016
212/686-4300

SIDNEY D. WEXLER, CPA
LARRY GREENSTEIN, CPA

AUDITOR'S REPORT

Board of Directors
Astor Securities, Inc.
229 East 79th Street
New York, New York 10021

I have audited the accompanying Balance Sheet of Astor Securities, Inc. as of December 31, 2006, and the related Statements of Income, Retained Earnings, and Cash Flow for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Astor Securities, Inc. as at December 31, 2006, and the results of its operations and its cash flow for the year then ended in conformity with generally accepted accounting principals.

My examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The statement of the computation of the minimum capital requirements is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by section 1.17 of the regulations under the Commodity

Exchange Act. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements, and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



SIDNEY D. WEXLER
Certified Public Accountant

New York, New York
February 19, 2007

SIDNEY D. WEXLER

CERTIFIED PUBLIC ACCOUNTANT

10 East 40th Street, New York, NY 10016

SIDNEY D. WEXLER, CPA

LARRY GREENSTEIN, CPA

212/686-4300

Board of Directors
Astor Securities, Inc.
229 East 79th Street
New York, New York 10021

I have examined the financial statements of Astor Securites, Inc. as of December 31, 2006 and have issued my report thereon dated February 19, 2007. As part of my examination I have made a study and evaluation of the company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and regulation 1.16(d) of the Commodity Futures Trading Commission. This study and evaluation included a review of the procedures for safeguarding customer and firm assets. In addition, I reviewed the practices and procedures followed by the company in making computations of the minimum financial requirements pursuant to the regulations of 1.17.

Regulation 1.16(d) states that the scope of the audit and review of the accounting system, the internal accounting controls and procedures for safeguarding customer and firm assets must be sufficient to provide reasonable assurance that any material inadequacies existing at the date of the examination would be disclosed. Under generally accepted standards and regulation 1.16(d) the purpose of such study and evaluation are to establish a basis for reliance on the system of internal accounting control in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion of the financial statements and to provide a basis for reporting weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the

reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance that the cost of a system should not exceed the benefits derived and also recognizes that the evaluation of these factors requires estimates and judgments by management. However, for the purpose of this report under regulation 1.16(d), for the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the benefit of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregations of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projections of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the period ending December 31, 2006, which was made for the purposes set forth in the first paragraph above and which would not necessarily disclose all the weaknesses in the system that may have existed during the period under review, disclosed no weaknesses that I believed to be material.



SIDNEY D. WEXLER, C.P.A.

New York, New York
February 19, 2007

ASTOR SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CURRENT ASSETS

Cash in JP Morgan Chase Checking	$	1,016
Cash in JP Morgan Chase Savings	$	33,071
TOTAL CURRENT ASSETS	**$**	**34,087**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

TOTAL LIABILITIES	**$**	-

STOCKHOLDERS' EQUITY

Common Stock No Par Value		
Authorized 1,000 Shares		
Issued and Outstanding 100 Shares	$	11,600
Additional Paid in Capital	$	36,424
Retained Earnings (Deficit)	$	(13,937)
STOCKHOLDERS' EQUITY	**$**	**34,087**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**34,087**

See Notes to Financial Statements

SIDNEY D. WEXLER
CERTIFIED PUBLIC ACCOUNTANT

ASTOR SECURITIES, INC.
STATEMENT OF INCOME AMD RETAINED EARNINGS
FOR THE TWELVE MONTH PERIOD ENDED
DECEMBER 31, 2006

INCOME		
Interest Income	$	1,134
TOTAL INCOME	**$**	**1,134**
OPERATING EXPENSES		
Bond Expense	$	662
License and Regulatory Fees	$	2,955
New York State Corporation Tax	$	100
New York City Corporation Tax	$	300
TOTAL OPERATING EXPENSES	**$**	**4,017**
Net Income (Loss)	**$**	**(2,883)**
Retained Earnings (Deficit) - January 1, 2006	$	(11,054)
Retained Earnings (Deficit) - December 31, 2006	**$**	**(13,937)**

See Notes to Financial Statements

SIDNEY D. WEXLER
CERTIFIED PUBLIC ACCOUNTANT

ASTOR SECURITIES, INC.
STATEMENT OF CASH FLOW
FOR THE TWELVE MONTHS ENDED
DECEMBER 31, 2006

Cash - January 1, 2006	**$**	**33,370**
Add: Income	$	1,134
Additional Paid in Capital	$	3,600
Less: Expenditures	$	(4,017)
Cash - December 31, 2006	**$**	**34,087**

See Notes to Financial Statements

ASTOR SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE 1

Astor Securities, Inc. was incorporated under the laws of New York State on February 11, 1982, for the purpose of conducting business as a clearing house.

NOTE 2

The company has elected to be treated as a Subchapter "S" corporation for Federal and New York State tax purposes. All income and losses will be taxed to the stockholder individually. New York City does not recognize the Subchapter "S" corporation and therefore, the corporation is liable for any taxes which may be due.

NOTE 3

The loss of any future earnings from Albert E. Barrette Associates, Inc. would have a significant impact on this Corporation. Management has no knowledge or any reason to believe that this relationship will not continue.

NOTE 4

With the exception of Registration and SIPC Fees, Albert E. Barrette Associates, Inc. pays for the expenses of Astor Securities, Inc.

NOTE 5

The Company is subject to the net capital provisions of the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires maintenance of minimum net capital. At December 31, 2006 the Company had net capital of $33,426 which was $28,426 in excess of its required net capital of $5,000.

ASTOR SECURITIES, INC.
SCHEDULE OF ASSESSMENT
FOR THE TWELVE MONTH PERIOD ENDED
DECEMBER 31, 2006

Interest Income	$	1,134
Net Investment Income	$	1,134
General Assessment		x.0025
TOTAL ASSESSMENT	$	3
MINIMUM ASSESSMENT	**$**	**675**

SCHEDULE OF PAYMENTS

Date Paid	Amount
May 18, 2006	$ 675

THIS SCHEDULE WAS DETERMINED FAIRLY IN ACCORDANCE WITH APPLICABLE INSTRUCTIONS AND FORMS.

See Notes to Financial Statements

SIDNEY D. WEXLER
CERTIFIED PUBLIC ACCOUNTANT

ASTOR SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
AS OF DECEMBER 31, 2006

Stockholder's Equity - January 1, 2006	$	33,370
Net Income (Loss)	$	(2,883)
Additional Paid in capital	$	3,600
Stockholder's Equity - December 31, 2006	$	34,087

See Notes to Financial Statements

ASTOR SECURITIES, INC.
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2006

Total Ownership Equity From Statement of Financial Condition	**$**	**34,087**
Net Capital before Haircuts on Securities Positions	$	34,087
Haircuts on Securities:		
Other Securities	$	(661)
NET CAPITAL	**$**	**33,426**

THERE EXISTED NO MATERIAL DIFFERENCES BETWEEN ASTOR SECURITIES, INC'S COMPUTATION OF NET CAPITAL ON UNAUDITED PART 11A AND MY COMPUTATION.

See Notes to Financial Statements

SIDNEY D. WEXLER
CERTIFIED PUBLIC ACCOUNTANT

SIDNEY D. WEXLER
CERTIFIED PUBLIC ACCOUNTANT

10 East 40th Street, New York, NY 10016
212/686-4300

SIDNEY D. WEXLER, CPA
LARRY GREENSTEIN, CPA

February 19, 2007

Board of Directors
Astor Securities, Inc.
229 East 79th Street
New York, New York 10021

I have examined the general assessment paid by Astor Securities, Inc. for the twelve months ended December 31, 2006.

In my opinion, the aforementioned Schedule of Assessment statement was determined fairly in accordance with applicable instructions and forms.



SIDNEY D. WEXLER
Certified Public Accountant

pgm\astor.ltr

ASTOR SECURITIES, INC.
SCHEDULE OF ASSESSMENT
FOR THE TWELVE MONTH PERIOD ENDED
DECEMBER 31, 2006

Interest Income	$	1,134
Net Investment Income	$	1,134
General Assessment		x.0025
TOTAL ASSESSMENT	$	3
MINIMUM ASSESSMENT	**$**	**675**

SCHEDULE OF PAYMENTS

Date Paid	Amount
May 18, 2006	$ 675

SIDNEY D. WEXLER
CERTIFIED PUBLIC ACCOUNTANT

SIDNEY D. WEXLER
CERTIFIED PUBLIC ACCOUNTANT

SIDNEY D. WEXLER, CPA
LARRY GREENSTEIN, CPA

10 East 40th Street, New York, NY 10016
212/686-4300

February 19, 2007

Board of Directors
Astor Securities, Inc.
229 East 79th Street
New York, New York 10021

Pursuant to Rule 17-a-5(j) I have examined the books and records of Astor Securities, Inc. as of December 31, 2006 and have found no material inadequacies in its accounting system or internal accounting controls.

As Astor Securities, Inc. does not engage in securities, no procedures have been established in connection with this.



Sidney D. Wexler
Certified Public Accountant

pgm\astordsn.ltr

END